SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number:  0-17466

                           NOTIFICATION OF LATE FILING

(Check One):[ ] Form 10-K       [ ]Form 11-K    [ ]Form 20-F    [X]Form 10-Q
[ ] Form N-SAR
        For Period Ended:  MARCH 31, 2000

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
        For Period Ended:  N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION


                REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP VI-A
                            (Full name of registrant)

                         Former name if applicable: N/A

                             2350 North Forest Road
                                    Suite 12A
                               Getzville, NY 14068
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         Registrant engaged Toski, Schaefer & Co., P.C. ("TS & Co.") as of January 28, 2000 as its new independent auditors. The additional time needed by Registrant's accounting staff to complete and provide all supporting schedules and documentation requested by TS & Co. for year end has also resulted in a delay in preparing and completing the first quarter report. As it is, Registrant's accounting staff has worked significant overtime hours each week since January 2000 in its effort to provide year end information and additionally to prepare the first quarter report. This delay, therefore, could not be avoided or eliminated without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Paul Bonanno                    (716)                636-9090
             ------------                    -----                --------
                (Name)                   (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         (Form 10-K for Year Ended December 31, 1999 not yet filed)
                                                          [ ] Yes [X] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP VI-A
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 15, 2000                           By:/s/Joseph M. Jayson
                                                 ---------------------
                                              Name:  Joseph M. Jayson
                                              Title: President
                                                     Realmark Properties Inc.
                                                     Corporate General Partner